                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                   SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
--------------------------------------------------------------------------------

                               (AMENDMENT NO. )*

                         INTELLIGENT SYSTEMS CORPORATION
--------------------------------------------------------------------------------
                       (Name of Subject Company (issuer))

                         INTELLIGENT SYSTEMS CORPORATION
--------------------------------------------------------------------------------
                       (Name of Filing Persons (offeror))

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45816D100
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                J. Leland Strange
          Chairman of the Board, President and Chief Executive Officer
                         Intelligent Systems Corporation
                              4355 Shackleford Road
                             Norcross, Georgia 30093
                                 (770) 381-2900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
    Authorized to Receive Notices and Communications on Behalf of the Person)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
    Transaction Valuation *                      Amount of Filing Fee
          $5,250,000                                  $1,050.00
--------------------------------------------------------------------------------

*Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 1,000,000 shares of Common Stock, par value $0.01 per share, at the tender offer price of $5.25 per share.
--------------------------------------------------------------------------------
 *Set forth in the amount on which the filing fee is calculated and state how it was determined

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:      N/A           Filing Party:       N/A
                                ------------                     -------------
         Form or Registration No.:    N/A           Date Filed:         N/A
                                  ----------                   ---------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]  third-party tender offer subject to Rule 14d-1.
         [X]  issuer tender offer subject to Rule 13e-4.
         [ ]  going-private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Tender Offer Statement on Schedule TO relates to the tender offer by Intelligent Systems Corporation, a Georgia corporation, to purchase 1,000,000 shares (or such lesser number of shares as are properly tendered and not properly withdrawn) of its common stock, par value $0.01 per share, at $5.25 per share, net to the seller in cash, without interest, under the terms and conditions set forth in the Offer to Purchase dated June 1, 2001, and in the related Letter of Transmittal, which together present the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

ITEMS 1 THROUGH 11.

         The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively, is incorporated into this Schedule TO by reference in answer to Items 1 through 11 of Schedule TO.

ITEM 12. EXHIBITS (Per Item 1016 of Regulation M-A).

(a)(1)(A)         Offer to Purchase, dated June 1, 2001

(a)(1)(B)         Letter of Transmittal

(a)(1)(C)         Notice of Guaranteed Delivery

(a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees dated June 1, 2001

(a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(G)         Letter from the President of ISC to the Shareholders of ISC

(a)(2)-(4)        Not applicable

(a)(5)(A)         Press Release, dated June 1, 2001

(b)               Not applicable

(d)               Not applicable

(g)               Not applicable

(h)               Not applicable

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    INTELLIGENT SYSTEMS CORPORATION


                                    By:  /s/ J. LELAND STRANGE
                                       -----------------------------------------
                                    J. Leland Strange, Chairman of the Board,
                                    President and Chief Executive Officer

Dated: June 1, 2001

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

(a)(1)(A)         Offer to Purchase, dated June 1, 2001

(a)(1)(B)         Letter of Transmittal

(a)(1)(C)         Notice of Guaranteed Delivery

(a)(1)(D)         Letter to brokers, dealers, commercial banks, trust companies and other nominees dated June 1, 2001

(a)(1)(E)         Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees

(a)(1)(F)         Guidelines for Certification of Taxpayer Identification Number on Substitute
                  Form W-9

(a)(1)(G)         Letter from the President of ISC to the Shareholders of ISC

(a)(2)-(4)        Not applicable

(a)(5)(A)         Press Release, dated June 1, 2001

(b)               Not applicable

(d)               Not applicable

(g)               Not applicable

(h)               Not applicable